EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

						Nine months ended
	2000	2001	2002	2003	2004	September 30, 2005

Fixed Charges and Preferred Stock Dividends:

Interest	$ 72	$ 88	$ 63	$ 54	$ 47	$ 38

Interest portion of annual rentals	4	3	2	2	2	2

Preferred dividends of subsidiaries (1)	2	2	2	2	2	1

Total fixed charges for purpose of ratio	$ 78	$ 93	$ 67	$ 58	$ 51	$ 41

Earnings:

Pretax income from continuing operations	$ 396	$ 377	$ 383	$ 361	$ 391	$ 231

Total fixed charges (from above)	78	93	67	58	51	41

Total earnings for purpose of ratio	$ 474	$ 470	$ 450	$ 419	$ 442	$ 272

Ratio of earnings to fixed charges	6.08	5.05	6.72	7.22	8.67	6.63

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.